McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 23, 2023
Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 8, 2023
CIK No. 0001951070
Ladies and Gentlemen:
On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated March 22, 2023. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 3 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).
The Company is seeking confidential treatment for the Registration Statement, including this Amendment, and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended. In addition to addressing the Staff’s comments, the Amendment also includes updates to the Company’s audited financial information and certain other revisions.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

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McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 23, 2023

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended December 31, 2022, page 64
1.    Please revise your pro forma statements of operations here and on pages 65 and 66 to include the historical earnings (loss) per share and weighted average number of share outstanding for the periods presented.
Response
The Company acknowledges the Staff’s comment and respectfully advises the Staff that because the Company is filing its audited consolidated financial statements for the year ended March 31, 2023 (Successor), which includes the statement of operations that fully reflects the Acquisition of the Company by Platinum and the Achieve3000 Acquisition for the entire period, the Company has removed the section titled Unaudited Pro Forma Condensed Combined Financial Information from the Amendment and as such, the comment is no longer applicable. The Amendment provides for supplemental pro forma financial information, in accordance with Section 9220 of the Division of Corporation Finance Financial Reporting Manual, to assist the reader with a better understanding of the year ended March 31, 2022. This information was prepared in a format consistent with Article 11 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Consolidated Operating Results for the Nine Months Ended December 31, 2022 (Successor), the periods from August 1, 2021 to December 31, 2021
Revenue, page 97
2.    We note your response to prior comment 2. Please provide the following:
•In your K-12 Supplemental Pro Forma discussion, you indicate that K-12 revenue for the nine months ended December 31, 2022 (Successor) and 2021 (Pro Forma Pre-Achieve3000 Acquisition by Segment) was $827.0 million and $673.2 million, respectively, representing an increase of $153.8 million or 22.8%. You discussed the factors that have contributed to this increase of $153.8 million. However, it appears that you have provided explanations for a significantly higher increase in your K-12 revenue line item; and
•In your discussion of Higher Education Supplemental Pro Forma on page 98, it appears that you have not discussed all of the factors that primarily contributed to the decrease in revenue of $25.7 million.
This is not meant to represent an all-inclusive list of where your MD&A could be improved. Please provide appropriate quantification of amounts and further clarification throughout your discussion.
Response
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the MD&A in the Amendment to provide further quantification of amounts and further clarification throughout, including in the discussion of the Company’s Results of Operations.
Exhibits
3.    We note that revisions to your Management section identify several director nominees. Please file consents for the director nominees as exhibits to your registration statement. Refer to Rule 438 of Regulation C.
Response
The Company respectfully acknowledges the Staff’s comment and will file consents for the director nominees as exhibits in a subsequent amendment to the Registration Statement.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 23, 2023

General
4.    We note disclosure that indicates you entered into an interest rate cap agreement during the first fiscal quarter of 2023 (e.g., on page 154), while the notes to the financial statements indicate the agreement was entered into in January 2023 (page F-48); please revise to reconcile in light of your March 31 fiscal year-end. Please also file the agreement as an exhibit to your registration statement.
Response
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of the Amendment. The Company respectfully advises the Staff that it will file the agreement as an exhibit in a subsequent amendment to the Registration Statement.
*    *    *    *

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 23, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc. David Stafford – General Counsel and Secretary, McGraw Hill, Inc. McGraw Hill, Inc.